October 23, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re: NCR Corporation
Form 10-K for the Year Ended December 31, 2019
Filed February 28, 2020
Form 10-Q for the Quarter Ended June 30, 2020
Filed July 31, 2020
File No. 001-00395

Dear Division of Corporation Finance, Office of Technology:

This letter is to confirm receipt by NCR Corporation (the “Company”) of the letter, dated October 14, 2020, which sets forth comments from the Division of Corporation Finance, Office of Technology (the “Staff”) of the Securities and Exchange Commission regarding the filing referenced above.

Pursuant to the telephone conversation on October 23, 2020, between Beth Potter, Chief Accounting Officer and Corporate Controller, of the Company and Brittany Ebbertt, Senior Staff Accountant, of the Staff, please note that the Company intends to provide, via EDGAR, the response requested in your letter on or before November 11, 2020.

In the interim, please do not hesitate to contact me at 470-372-3400 if you have any questions or if we can be of assistance in any way.

Sincerely,

/s/ Timothy Oliver
Timothy C. Oliver
Executive Vice President and Chief Financial Officer
NCR Corporation